Numbeer, Inc.

September 5, 2013

U.S. Securities and Exchange Commission	VIA EDGAR
Attn: Ryan Adams
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Numbeer, Inc.

Amendment No. 1 to Form 8-K

Filed July 23, 2013

File No. 000-54357

Ladies and Gentlemen:

Numbeer, Inc. (the “Company”) confirms that it is in receipt of a comment letter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission, dated August 6, 2013, regarding the above-referenced filing of the Company.

The Company believes it will need until September 17, 2013 in order to fully respond to the Comment Letter.

Please contact the undersigned if you have any questions regarding this letter.

Best Regards,

/s/ James R. Emmons

James R. Emmons
President, CEO, & CFO

7660 Pebble Dr., Fort Worth, Texas, 76118

Ph. (817) 616-3161, fax (817) 616-3162

www.fireflyesv.com